Drinker Biddle & Reath LLP
                                One Logan Square
                                   Suite 2000
                             Philadelphia, PA 19103
                             (215) 988-2700 (Phone)
                           (215) 988-2757 (Facsimile)
                              www.drinkerbiddle.com


May 9, 2011

VIA EDGAR CORRESPONDENCE
------------------------

Mr. Vincent DiStephano
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

RE:	First Pacific Mutual Fund, Inc. (the "Registrant")
	Post-Effective Amendment No. 34
	Registration Nos. 33-23452/811-05631

Dear Mr. DiStephano:

	This letter responds to your comments and questions conveyed by telephone on Monday, April 25, 2011 to the undersigned on the above-referenced Post-Effective Amendment to register a new series, the First Pacific Low Volatility Fund (the "Fund"). The Registrant will include the aforementioned disclosures in the Fund's Prospectus and Statement of Additional Information to be filed pursuant to Rule 497 under the Securities Act of 1933 on or about May 16, 2011. Pursuant to your instructions, the pages that will be changed in response to your comments are appended to this letter as Exhibit A.

1.	Comment:   In the Summary Section of the Prospectus under Principal
	Investment Strategies, summarize the investment adviser's buy/sell strategy.

	Response:  The Registrant will amend the last bullet point under Summary
	Section: Principal Investment Strategies: "The Fund generally purchases securities using fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions. The Fund generally sells securities for a number of reasons, including when, in the Investment Manager's opinion, the security has achieved its value potential, changing fundamentals signal a deteriorating value potential, other securities display a better value potential, to maintain Fund diversification, or to raise funds to cover redemptions."


2.	Comment:  In the Summary Section of the Prospectus under Principal
	Investment Strategies, explain structured notes and how they are used.

	Response: The Registrant will add to the second bullet point under Summary Section: Principal Investment Strategies: "Under normal circumstances, the Fund anticipates it will allocate a portion of its total assets to structured notes, which are specially designed debt instruments, the terms of which are determined by the purchaser or issuer, and whose principal or interest payments may be linked to, and whose value would rise or fall in response to, the value of an index (such as a securities, commodity or currency index), a basket of securities, interest rate benchmark or other financial asset. In some cases the Fund may invest in structured notes that pay an amount based on a multiple of the relative change in value of the asset or reference. This type of note increases the potential for income but at a greater risk of loss than a typical debt security of the same maturity and credit quality. Structured notes are synthetic instruments and the holder has no claim on the asset of reference."


3.	Comment: In the Summary Section of the Prospectus under Principal
	Investment Strategies, disclose the capitalization range of the stocks the Fund may invest in.

	Response:  The Registrant will add as a bullet point under Summary
	Section: Principal Investment Strategies: "Investing in large, medium and/or small capitalization stocks, primarily with market capitalizations at the time of purchase of $2 billion or greater."


4.	Comment:  Is investing in emerging markets a principal investment
	strategy? If so, add disclosure regarding emerging markets to the Principal Investment Strategies and Principal Risks in the Summary Section of the Prospectus.

	Response: The Registrant will add a bullet point under Summary Section:
	Principal Investment Strategies: "Investing in foreign securities, including companies included in the Morgan Stanley Capital International ("MSCI") World Index. Additionally, foreign securities may include companies that are listed on an exchange in an emerging market country, that have at least 50% of their assets in an emerging market country, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in an emerging market country. An emerging market country is any country included in the MSCI Emerging Markets Index." The Registrant will also add emerging markets risk to the Principal Risks in the Summary Section of the Prospectus and the Additional Information About Investment Section in the Prospectus.


5.	Comment:  The Summary Section of the Prospectus under Principal
	Investment Strategies, disclose what kinds of fixed income securities the Fund may invest in, and whether there are maturity or duration ranges. Is investing in junk bonds a principal investment strategy? If so, add disclosure regarding junk bonds to the Principal Investment Strategies and Principal Risks in the Summary Section of the Prospectus.

	Response:   The Registrant will amend the bullet point under Summary
	Section: Principal Investment Strategies: "Investing in fixed income securities (such as investment grade corporate debt securities, U.S. Government obligations, and other investment grade securities with varying maturities and duration), short-term debt instruments and/or cash equivalents." Investing in junk bonds is not a principal investment strategy.


6.	Comment:  In the Summary Section of the Prospectus under Principal
	Risks, Structured Notes Risk: (1) move the second paragraph to the Principal Investment Strategies section; (2) clarify that structured notes are synthetic instruments and the holder has no claim on the asset of reference, and (3) disclose counterparty risk.

	Response: The Registrant will move the second paragraph of the disclosure under Structured Notes Risk to the Principal Strategies disclosure regarding Structured Notes in the Summary Section; (2) will add that structured notes are synthetic instruments and the holder has no claim on the asset of reference; and (3) will add counterparty risk to the structures notes risks.


7.	Comment: In the Summary Section of the Prospectus, under Purchase and
	Sale of Fund Shares, delete the following sentences as this information is not permitted to be included in the Summary Section pursuant to Item 6 of Form N-1A: "These requirements may be waived by the Fund under certain circumstances. Purchase minimums will also be waived for 401K accounts."

	Response: The Registrant will remove the two sentences referenced above.


8.	Comment:  In the Additional Information about Purchasing and Redeeming
	Fund Shares section of the Prospectus, clarify the roles of the broker-dealers and Service Agents in transmitting orders to the Fund. Clarify by whom the purchase orders and redemption requests must be received in order to receive that day or the next day's net asset value.

	Response: The Registrant will revise the Purchase and Redemption of Shares section to address the SEC staff's comments.


9.	Comment:  In the Statement of Additional Information, under Investment
	Strategies and Risks-Fund Policies, in the first unnumbered paragraph after the numbered fundamental policies, remove the reference to borrowings in the last sentence.

	Response:  The Registrant will make this change.


10.	Comment:  In the Statement of Additional Information, under Management
	of the Fund, add the column "Other Directorships Held by Director" pursuant to Item 17(a)(1) of Form N-1A.

	Response: The Registrant will add the column "Other Directorships Held by Director" and will disclose any directorships not included in column
	(5) as required by the Instruction 4 to Item 17(a)(1) of Form N-1A.


11.	Comment:  In the Statement of Additional Information, under Management
	of the Fund, clarify why the Board views its leadership structure appropriate given that the Board does not have a lead independent director.

	Response: The Registrant has revised and clarified the disclosure in the Statement of Additional Information as to why the Board views its leadership structure appropriate as follows: "The Board does not have a lead independent director; however, the Board reviews its leadership structure during its periodic self-assessments and based on that review, has determined that its leadership structure is appropriate because each of the Board's standing committees are comprised exclusively of the disinterested Directors of the Fund. This leadership structure enables the Board to exercise informed and independent judgment over matters under its purview by the delegation of responsibility among committees of the Board lead by independent Directors, the frequent communications with professionals retained to serve the Fund, including the Investment Manager, legal counsel, financial and accounting professionals and compliance personnel that enhance the Board's oversight.


                                   *	*	*	*

       In connection with responding to comments from the Securities and Exchange Commission, the Registrant acknowledges that: (1) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings related to the matters addressed in this letter; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The preceding comments and related responses have been provided by and discussed with management of the Registrant. Thank you for your time and consideration. I can be reached at (215) 988-2699 with any questions you may have.



								Very truly yours,

								/s/ Nancy P. O'Hara
								________________________
								Nancy P. O'Hara

cc:	Audrey C. Talley, Esq.














                                                                     EXHIBIT A

                                SUMMARY SECTION

INVESTMENT OBJECTIVE
--------------------
The investment objective of the First Pacific Low Volatility Fund (the "Fund") of First Pacific Mutual Fund, Inc. ("Company") is to achieve long-term capital appreciation and preservation of capital while lowering volatility.

FEES AND EXPENSES OF THE FUND
-----------------------------
This table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)		NONE

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

      Management Fees                            1.00%
      Distribution (12b-1) Fees                  0.15%
      Other Expenses*                            0.95%
      Acquired Fund Fees and Expenses*           0.03%
                                                 -----
      Total Annual Fund Operating Expenses       2.13%
                                                 =====

*"Acquired Fund Fees and Expenses" and "Other Expenses" are based on estimated amounts for the current fiscal year.

Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                         1 YEAR         3 YEARS
                          $216           $667

Portfolio Turnover
The Fund pays transaction costs when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance.

PRINCIPAL INVESTMENT STRATEGIES
-------------------------------
   [Bullet]  Normally investing primarily in common stocks of U.S. companies.

   [Bullet] Investing in large, medium and/or small capitalization stocks, primarily with market capitalizations at the time of purchase of $2 billion or greater.

   [Bullet] Under normal circumstances, the Fund anticipates it will allocate a portion of its total assets to structured notes, which are specially designed debt instruments, the terms of which are determined by the purchaser or issuer, and whose principal or interest payments may be linked to, and whose value would rise or fall in response to, the value of an index (such as a securities, commodity or currency index), a basket of securities, interest rate benchmark or other financial asset. In some cases the Fund may invest in structured notes that pay an amount based on a multiple of the relative change in value of the asset or reference. This type of note increases the potential for income but at a greater risk of loss than a typical debt security of the same maturity and credit quality. Structured notes are synthetic instruments and the holder has no claim on the asset of reference.

   [Bullet]  Investing in domestic and foreign exchange-traded funds.

   [Bullet]  Investing in either "growth" stocks or "value" stocks or both.

   [Bullet] Investing in foreign securities, including companies included in the Morgan Stanley Capital International ("MSCI") World Index. Additionally, foreign securities may include companies that are listed on an exchange in an emerging market country, that have at least 50% of their assets in an emerging market country, or that derive at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in an emerging market country. An emerging market country is any country included in the MSCI Emerging Markets Index.

   [Bullet]  Investing in shares of real estate investment trusts (REITs).

   [Bullet] Investing in fixed income securities (such as investment grade corporate debt securities, U.S. Government obligations, and other investment grade securities with varying maturities and duration), short-term debt instruments and/or cash equivalents.
   [Bullet] The Fund generally purchases securities using fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions. The Fund generally sells securities for a number of reasons, including when, in the Investment Manager's opinion, the security has achieved its value potential, changing fundamentals signal a deteriorating value potential, other securities display a better value potential, to maintain Fund diversification, or to raise funds to cover redemptions.

PRINCIPAL RISKS
---------------
Stock Market Volatility Risk - Stock markets are volatile and can decline significantly in response to adverse issuer, political, regulatory, market, or economic developments. Different parts of the market can react differently to these developments.

Allocation Risk - The Fund could lose money as a result of less than optimal decisions as to how its assets are allocated or reallocated.

Structured Notes Risk - Structured notes are subject to interest rate risk. They are also subject to credit risk with respect both to the issuer and, if applicable, to the underlying security. The price of structured notes may be volatile and they may have a limited trading market, making it difficult to value them or sell them at an acceptable price. In some cases, the Fund may enter into agreements with an issuer of structured notes to purchase a minimum amount of those notes over time. Structured notes are also subject to counterparty risk, which is the risk that the other party to the transaction will not fulfill its contractual obligations.

Exchange-Traded Fund Risk - An ETF may trade at a discount to its net asset value. Investors in the Fund will indirectly bear fees and expenses charged by the underlying ETFs in which the Fund invests in addition to the Fund's direct fees and expenses. The Fund will also incur brokerage costs when it purchases shares of ETFs. In addition, the Fund will be affected by losses of the underlying ETF and the level of risk arising from the investment practices of the underlying ETF.

Interest Rate Change Risk - Debt securities have varying levels of sensitivity to changes in interest rates. In general, the price of a debt security can fall when interest rates rise and can rise when interest rates fall. Securities with longer maturities and mortgage securities can be more sensitive to interest rate changes.

Foreign Exposure Risk - Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign currencies; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Emerging Markets Risk - The risks associated with foreign investments are heightened when investing in emerging markets. The governments and economies of emerging market countries feature greater instability than those of more developed countries. Such investment tend to fluctuate in price more widely and to be less liquid than other foreign investments.

Issuer-Specific Changes Risk - Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. The value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers. Lower-quality debt securities (those of less than investment-grade quality) and certain types of other securities tend to be particularly sensitive to these changes.

Large Capitalization Securities Risk - The Fund and certain of the underlying funds are subject to the risk that large capitalization stocks may underperform other segments of the equity market or the equity market as a whole.

Market Risk - There is no guarantee that the Fund's investment objective will be met. The Fund's yield, share price and investment return can fluctuate so you may receive more or less than your original investment upon redemption. Loss of money is a risk of investing in the Fund.

Small and Mid-sized Capitalization Securities Risk- The value of securities of smaller, less well-known issuers can perform differently from the market as a whole and other types of stocks and can be more volatile than that of larger issuers. Such companies may have limited product lines, markets or financial resources and may lack management depth. The trading volume of securities of smaller capitalization companies is normally less than that of larger capitalization companies, and therefore may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger capitalization companies. Some small capitalization stocks may be illiquid.

Fixed Income Risk- An underlying fund's investment in fixed income securities will change in value in response to interest rate changes and other factors, such as the perception of the issuer's creditworthiness. For example, the value of fixed income securities will generally decrease when interest rates rise, which may cause the value of the Fund to decrease. In addition, an underlying fund's investment in fixed income securities with longer maturities will fluctuate more in response to interest rate changes.

Fund of Funds Risk - By investing in the underlying funds indirectly through the Fund, an investor will incur not only a proportionate share of the expenses of the underlying funds held by the Fund (including operating costs and management fees), but also expenses of the Fund. Consequently, an investment in the Fund entails more direct and indirect expenses than a direct investment in the underlying funds.

Investment in Investment Companies Risk - Investing in other investment companies, including ETFs, subjects the Fund to those risks affecting the investment company, including the possibility that the value of the underlying securities held by the investment company could decrease. Moreover, the Fund will incur its pro rata share of the expenses of the underlying investment companies' expenses.

REIT Risk- The value of equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while the value of mortgage REITs may be affected by the quality of any credit extended. Investment in REITs involves risks similar to those associated with investing in small capitalization companies, and REITs (especially mortgage REITs) are subject to interest rate risks. Because REITs incur expenses like management fees, investments in REITs also add an additional layer of expenses.

Non-Diversification Risk - The Fund is non-diversified and its assets may be invested in fewer issuers than a diversified fund. If the value of portfolio securities changes, the Fund's net asset value may increase or decrease more rapidly than a diversified fund.

PERFORMANCE
-----------
The bar chart and performance table have been omitted because the Fund has been in operation for less than one calendar year.

MANAGEMENT
----------
Investment Manager - Lee Financial Group Inc.
Portfolio Managers - Terrence K.H. Lee, CEO and President of Lee Financial Group Inc. and portfolio manager of the Fund since inception; Cory M. Nakamura, CFA, Wealth Manager of Lee Financial Group Inc. and portfolio manager of the Fund since inception; Brian K. Ishihara, Senior Wealth Manager of Lee Financial Group Inc. and portfolio manager of the Fund since inception.

PURCHASE AND SALE OF FUND SHARES
--------------------------------
You may purchase and redeem shares of the Fund on any day the New York Stock Exchange is open for business. Fund shares are sold directly from the Fund or through certain financial advisors and brokers. The minimum initial purchase is $2,500 and the minimum subsequent investment is $100. New account applications, additional investment and redemption requests can be mailed to: Lee Financial Securities, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822. Telephone redemptions are accepted at (808) 988-8088 or (800) 354-9654.

TAX INFORMATION
---------------
The Fund's distributions are generally taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES
-------------------------------------------------------------
If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank or financial adviser), the Fund and its related companies may pay the intermediary for the sale of Fund shares and certain servicing and administrative functions. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's Web site for more information.

	[Bullet] Extension Risk. If interest rates rise rapidly, repayments of principal on certain debt securities may occur at a slower rate than expected and the expected maturity of those securities could lengthen as a result. Those securities generally have a greater potential for loss when prevailing interest rates rise, which could cause their value to fall sharply.

	[Bullet] Credit Risk. Debt securities are also subject to credit risk. Credit risk is the risk that the issuer of a security might not make interest and principal payments on the security as they become due. Securities directly issued by the U.S. Treasury and certain agencies that are backed by the full faith and credit of the U.S. government have relatively little credit risk, and other U.S. government securities generally have lower credit risks, while securities issued by private issuers or certain foreign governments generally have greater credit risks. If an issuer fails to pay interest, the Fund's income might be reduced, and if an issuer fails to repay principal, the value of the security might fall and the Fund could lose the amount of its investment in the security. The extent of this risk varies based on the terms of the particular security and the financial condition of the issuer. A downgrade in an issuer's credit rating or other adverse news about an issuer can reduce the market value of that issuer's securities.

Foreign Securities Risk - The Fund may purchase securities in any foreign country, developed or underdeveloped. There are substantial risks involved in investing in such securities. These risks include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability, and potential restrictions on the flow of international capital. The dividends payable on the Fund's foreign securities may be subject to foreign withholding taxes, thus reducing the income available for distribution to the Fund's shareholders. Foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect the value of those securities in the Fund which are denominated or quoted in currencies other than the U.S. dollar. In many countries there is less publicly available information about issuers than is available in reports about companies in the United States.

These risks are often heightened for investments in developing or emerging markets. Developing countries may also impose restrictions on the Fund's ability to repatriate investment income or capital. Even without such restrictions, the mechanics of repatriation may affect certain aspects of the operations of the Fund. Some of the currencies in emerging markets have been devalued relative to the U.S. dollar. In many cases these devaluations have been significant. Certain developing countries impose constraints on currency exchange. Governments of some developing countries exercise substantial influence over many aspects of the private sector. In some countries, the government owns or controls many companies, including the largest in the country. As such, government actions in the future could have a significant effect on economic conditions in developing countries in these regions, which in turn, could affect the value of the Fund's investments. While in many other emerging markets, there is less government supervision and regulation of business and industry practices, stock exchanges, brokers and listed companies than in the United States. The Fund may invest in foreign securities markets which are smaller, less liquid, and subject to greater price volatility than those in the United States.

Brokerage commissions, custodial services, and other costs relating to investment in foreign securities markets are generally more expensive than in the United States. Foreign securities markets have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could prevent the Fund from investing the proceeds of the sale. Inability to dispose of portfolio securities due to settlement problems could expose the Fund to losses due either to subsequent declines in the value of the Fund security or, if the security has been sold, to claims by the purchaser. There are additional risk factors, including possible losses through the holding of securities in domestic and foreign custodian banks and depositories.

	Additional information about the Fund's investments and risks can be found in the Statement of Additional Information ("SAI").

daily as of the close of regular trading on the New York Stock Exchange (generally 4:00 pm EST). Fund shares will not be priced on the days on which the New York Stock Exchange is closed.

	The Fund's shares are valued by using market quotations, prices provided by market makers or estimates of market values obtained from yield data from securities with similar characteristics in accordance with procedures established in good faith by the Board of Directors of the Company. Investments in other mutual funds, if any, are valued based on the net asset value of those mutual funds (which may use fair value pricing as discussed in their prospectuses). When events occur which may affect the accuracy of available quotations for the Fund's investments, the Fund may use fair value pricing procedures approved by the Board. The price determined by the Fund in such circumstances may differ from values assigned to securities elsewhere in the marketplace.

     ADDITIONAL INFORMATION ABOUT PURCHASING AND REDEEMING FUND SHARES

Service Agents
    Shares of the Fund may be purchased and redeemed by customers of service agents such as broker-dealers or other financial intermediaries which have established a shareholder servicing relationship with their customers ("Service Agents") and have agreements with the Fund to promptly transmit their customer purchase and redemption orders to the Fund. The Fund will be deemed to have received a purchase or redemption order when the Service Agent, or its authorized designee, accepts a purchase or redemption order from its customer. Such orders will be priced at the net asset value per share next determined after receipt of the order by the Service Agent or its authorized designee, if the order is actually received in proper order by the Fund's transfer agent not later than a designated time later that day and the payment is received by the Fund's transfer agent within three (3) business days
following the trade date.   We consider orders to be in "proper order" when all
required documents are properly completed, signed and received by the Fund's transfer agent. Service Agents may impose additional or different conditions on purchases and redemptions of Fund shares and may charge transaction or other account fees.

	The Fund relies upon the integrity of the Service Agents to ensure that orders are timely and properly submitted. Service Agents are responsible to their customers and the Fund for timely transmission of all purchase and redemption requests, investment information, documentation and money to the Fund's transfer agent. The Fund cannot assure you that Service Agents properly submitted to it all purchase and redemption orders received from the Service Agent's customers before the time for determination of the Fund's net asset value in order to obtain that day's price.

Purchasing Fund Shares
	Shares are distributed through Lee Financial Securities, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822 or from members of the Financial Industry Regulatory Authority who have dealer agreements with Lee Financial Securities, Inc. Shares are not issued in certificated form.

	In order to establish a new account, a completed application should accompany an investment in the Fund. Purchases can be made by submitting a personal check or wiring funds. Checks must be made payable to the "First Pacific Low Volatility Fund". New account applications and additional investments can be mailed to: Lee Financial Securities, Inc., 2756 Woodlawn Drive, #6-201, Honolulu, HI 96822. Please note that Fund purchases cannot be made by cashier's check, official check, traveler's check or any other cash instrument.

	Lee Financial Recordkeeping, Inc. is the Fund's transfer agent and performs bookkeeping, data processing and administrative services related to the maintenance of shareholder accounts.

	The Fund is offered for investment on a no-load basis; however, Service Agents may charge their customers fees for purchasing shares of the Fund. The minimum initial investment to open an account is $2,500.00. The minimum subsequent investment is $100.00. This requirement may be waived under certain circumstances. There are no investment requirements for 401k accounts. Broker-dealers and other financial intermediaries may impose their own minimum and subsequent investment requirements. Please refer to "Service Agents" above for additional information. For subsequent investments, shareholders should include their Fund account number on the check.

	From time to time, the Investment Manager and its affiliates pay, from their own resources, a fee to financial institutions that generate purchase orders. These fees are described in the SAI.

	Purchases received by the Fund by the close of the New York Stock Exchange (generally 4:00 pm EST) are confirmed at that day's net asset value. Purchases received by the Fund after the close of the New York Stock Exchange are confirmed at the net asset value determined on the next business day. Should an order to purchase shares be canceled because an investor's check does not clear, the investor will be responsible for any resulting losses or fees incurred in that transaction. Lee Financial Securities, Inc. reserves the right to accept or reject any purchase order.

Customer Identification Program
	Federal law requires the Company to obtain, verify and record identifying information, which may include the name, residential or business street address, date of birth (for an individual), social security or taxpayer identification number or other identifying information for each investor who opens or reopens an account with the Company. Applications without the required information, or without any indication that a social security or taxpayer identification number has been applied for, may not be accepted. After acceptance, to the extent permitted by applicable law or its customer identification program, the Company reserves the right (a) to place limits on transactions in any account until the identity of the investor is verified; or (b) to refuse an investment in the Fund or to involuntarily redeem an investor's shares and close an account in the event that an investor's identity is not verified. The Company and its agents will not be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares when an investor's identity cannot be verified.



Redeeming Fund Shares
	Telephone redemption privileges are automatically established on accounts unless written notification is submitted stating that this privilege is not requested. Redemptions will be processed but proceeds may be delayed until checks received for the purchase of shares have cleared, which may take up to 15 days from the purchase date.

	The redemption price of shares is based on the next calculation of the net asset value after the order is received by the Fund. The Fund imposes no sales charges or fees for redeeming shares; however, Service Agents may charge their customers fees for redeeming shares of the Fund. Redemptions may be suspended when the New York Stock Exchange is closed (other than customary weekend and holiday closings) or when the Securities and Exchange Commission deems an emergency exists and permits such suspension or postponement.

	The proceeds of the redemption are made payable to the registered shareholder and mailed to the address of record within five business days.

	If the amount being redeemed exceeds $50,000.00, a written redemption request must be submitted. Signatures must be medallion signature guaranteed. This requirement may be waived under certain circumstances.

	If your account falls below $500.00, you may be asked to increase your balance. If it is still below $500.00 after 60 days, the Company may close your account and send you the proceeds. Shares will not be redeemed if an account is worth less than $500.00 due to a market decline.

Telephone Redemptions (808) 988-8088
	To protect accounts from unauthorized telephone redemptions, procedures have been established to confirm that instructions communicated by telephone are genuine. When a telephone redemption is received, the caller must provide:

          2. Purchase any securities (other than cash and cash items, obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities and securities of other investment companies), if as a result more than 5% of the Fund's total assets (taken at current value) would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer, except that with respect to 50% of the Fund's total assets up to 25% may be invested in one issuer.

          3.  Invest 25% or more of its total assets in a single industry.

          4. Issue senior securities, except to the extent permitted by the 1940 Act, and the rules and regulations promulgated thereunder.

          5. Act as an underwriter of securities, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities held in its portfolio.

          6. Purchase or sell real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including REITs).

          7. Purchase or sell commodities unless acquired as a result of ownership of securities or other investments. This limitation does not preclude the Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies, which are engaged in a commodities business or have a significant portion of their assets in commodities.

          8. Make loans, except to the extent obligations in which the Fund may invest in are considered to be loans.

          9. Purchase any illiquid assets, including any security which is restricted as to disposition under federal securities laws or by contract ("restricted securities" or which is not readily marketable), if as a result of such purchase more than 15% of the Fund's net assets would be so invested.

	The Fund may not change any of these investment restrictions without the approval of the lesser of (i) more than 50% of the Fund's outstanding shares or
(ii) 67% of the Fund's shares present at a meeting at which the holders of more than 50% of the outstanding shares are present in person or by proxy. As long as the percentage restrictions described above are satisfied at the time of the investment, the Fund will be considered to have abided by those restrictions even if, at a later time, a change in values or net assets causes an increase or decrease in percentage beyond that allowed.

	The investment objective of the Fund may be changed by the Corporation's Board of Directors without shareholder approval. Shareholders will be given notice before any such change is made.

	Frequent portfolio turnover is not anticipated. The Fund anticipates that the annual portfolio turnover rate of the Fund will be less than 100%. The Fund will not seek capital gain or appreciation but may sell securities held in its portfolio and, as a result, realize a capital gain or loss. Sales of portfolio securities will be made for the following purposes: in order to eliminate unsafe investments and investments not consistent with the preservation of the capital or tax status of the Fund; honor redemption orders, meet anticipated redemption requirements and negate gains from discount purchases; reinvest the earnings from portfolio securities in like securities; or defray normal administrative expenses.

	For the purposes of determining the percentage of the Fund's total assets invested in a single industry, a structured note will be classified separately based on the nature of its underlying security or reference instrument.

                              MANAGEMENT OF THE FUND

	The Officers and Directors of the Corporation, their principal occupations for the last five years and their affiliation, if any, with the Investment Manager, or the Corporation's Distributor, are shown below. Interested persons of the Corporation as defined in the 1940 Act are indicated by an asterisk (*) in the table below. The Officers of the Corporation manage its day-to-day operations. The Corporation's Investment Manager and its Officers are subject to the supervision and control of the Directors under the laws of the state of Maryland.


                                                               Number of
                                                               Portfolios
              Position     Term of                             in Fund  Other
              &            Office and                          Complex  Director
              Office With  Length of     Principal Occupation  Overseen -Ships
Name Age      the          Time          During the Past       by       Held by
and Address   Corporation  Served        Five Years            Director Director
--------------------------------------------------------------------------------
DISINTERESTED DIRECTORS
-----------------------
Clayton W.H. Chow (58) Director Unlimited Term Since April 2010, Sales   2  None
896 Puuikena Dr.                   22 years    Consultant, Henry Schein
Honolulu, HI  96821                            Dental; prior to April 2010,
                                               Office Technology Specialist,
                                               Xerox Corporation and Account
                                               Executive, Roadway Express

Lynden M. Keala (56)   Director Unlimited Term Account Executive,        2  None
47-532 Hui Iwa St.                 21 years    Workflow One (formerly The
Kaneohe, HI 96744                              Relizon Company)

Stuart S. Marlowe (70) Director Unlimited Term Owner, Surfside Sales and 2  None
PO Box 630507                      22 years    Marketing (Sales and marketing of
Lanai City, HI  96763                          music for the State of Hawaii)

Karen T. Nakamura (66) Director Unlimited Term Executive Vice President  2  None
2825 S. King Street, #2001         13 years    & CEO, Building Industry
Honolulu, HI  96826                            Association of Hawaii
                                               Vice President, Wallpaper
                                               Hawaii, Ltd.

Kim F. Scoggins (63)   Director Unlimited Term Commercial Real Estate,   2  None
220 S. King Street, #1800          13 years    Colliers Monroe Friedlander, Inc.
Honolulu, HI  96813                            Real Estate, 1250 Oceanside
                                               Partners

INTERESTED DIRECTORS
--------------------
*Terrence K.H. Lee(53) Director,Unlimited Term Director, President and   2  None
593 Moaniala Street    Chairman,   22 years    CEO, Lee Financial Group Inc.,
Honolulu, HI  96821    President               Lee Financial Securities, Inc.,
                       and CEO                 and Lee Financial Recordkeeping,
                                               Inc.

OFFICERS
--------
Nora B. Simpson (50)   Treasurer, Chief        Vice President, CCO, CFO and
503 Blackbird Drive    Compliance Officer,     Treasurer, Lee Financial Group
Hockessin, DE  19707   Assistant Secretary     Inc., Lee Financial Securities,
                                               Inc., and Lee Financial
                                               Recordkeeping, Inc.


Charlotte A. Meyer (57)Assistant Treasurer     Director, Assistant Treasurer and
551-1 Pepeekeo Street	                       Vice President, Lee Financial
Honolulu, HI  96825                            Group Inc., Lee Financial
                                               Securities, Inc., and Lee
                                               Financial Recordkeeping, Inc.

Lugene Endo Lee (54)   Secretary               Director, Secretary and Vice
2756 Woodlawn Drive, #6-201                    President, Lee Financial Group
Honolulu, HI  96822	                       Inc., Lee Financial Securities,
                                               Inc., and Lee Financial
                                               Recordkeeping, Inc.


Terrence K.H. Lee and Lugene Endo Lee are husband and wife.
Terrence K.H. Lee is an interested person of First Pacific Mutual Fund, Inc. by virtue of his relationship as a Director, Officer and Shareholder of the Investment Manager, as a Director and Officer of the principal underwriter and transfer agent and has had a material and professional relationship with the Corporation for the last two completed calendar years.

      Each Director possesses extensive additional experience, skills and attributes relevant to his or her qualifications to serve as a Director. The cumulative background of each Director led to the conclusion that each Director should serve as a Director for the Fund. Mr. Chow has substantial local business and management experience as an office technology specialist. Mr. Keala's experience as an account executive for two operating companies brings significant local business and sales experience to the Board. Mr. Marlowe has more than 30 years of business, leadership and entrepreneurial experience as founder and president of a business enterprise and currently as owner of a local sales and marketing firm. Ms. Nakamura has substantial business and management experience as a senior executive with operating companies and previous experience as a board member of another mutual fund. Mr. Scoggins has substantial business experience as a senior executive of a commercial real estate firm and has previous experience as a board member of another mutual fund. Mr. Lee brings over three decades of investment management and senior executive business experience as an investment adviser and as the founder, director, president and chief executive officer of the Fund's Investment Manager, transfer agent and distributor.

Audit Committee
      The Audit Committee of the Fund ("Committee") oversees the Fund's financial reporting process and internal controls and monitors the Fund's internal audit plans. With the assistance of the independent accountants of the Fund, the Committee ensures the adequacy of Fund reporting, internal controls and personnel, information systems, quality of the Fund's accounting principles, clarity of the Fund's financial disclosures and degree of aggressiveness or conservatism of accounting principles.

      The Committee provides assistance to the Fund's Directors in fulfilling their responsibilities to the Fund relating to fund accounting, reporting practices of the Fund, and the quality and integrity of the financial reports of the Fund. In so doing, it is the responsibility of the Committee to maintain a free and open means of communication among the Directors, the independent accountants and the Fund's officers.

      Each non-interested Director serves as a member of the Committee.

      The Audit Committee held two meetings during the fiscal year ended September 30, 2010.

Nominating Committee
     The Nominating Committee's mission is to promote the effective participation of qualified individuals on the Board of Directors and Committees of the Board.

      Each non-interested Director serves as a member of the Nominating
Committee.

     The Nominating Committee held one meeting during the fiscal year ended September 30, 2010.

     The Nominating Committee will not consider nominees recommended by security holders.


     The Board is currently composed of six Directors, five of whom are "disinterested directors." The Board has appointed Mr. Lee, the Board's only interested Director, to serve as the Chairman of the Board. The Board has also engaged the Investment Manager to manage and administer the Fund. All parties engaged to render services to the Fund are subject to the oversight of the Board. The Chairman presides at meetings, oversees preparation of meeting agenda, serves as liaison to the third-party service providers and other Directors and officers and performs such acts and duties as may be permitted by the Fund's Articles of Incorporation, Bylaws, Fund policies and governing law. The Chairman may also perform such other functions as may be delegated by the Board from time to time. The Board conducts regular quarterly meetings and special meetings, either in person or telephonic, to ensure the uninterrupted oversight and management of the Fund. The Board also relies on professionals, such as the independent registered public accountants and legal counsel, and the Fund's Chief Compliance Officer to assist the Directors in performing their oversight responsibility. The Board has established the committees described above and may establish ad hoc committees from time to time to assist the Board in fulfilling its oversight. The Board does not have a lead independent director; however, the Board reviews its leadership structure during its periodic self-assessments and based on that review, has determined that its leadership structure is appropriate because each of the Board's standing committees are comprised exclusively of the disinterested Directors of the Fund. This leadership structure enables the Board to exercise informed and independent judgment over matters under its purview by the delegation of responsibility among committees of the Board lead by independent Directors, the frequent communications with professionals retained to serve the Fund, including the Investment Manager, legal counsel, financial and accounting professionals and compliance personnel that enhance the Board's oversight.

     The Board performs its risk oversight function for the Fund through a combination of direct oversight by the Board as a whole and its committees and indirectly through the Investment Manager, Fund officers, compliance personnel and other service providers. The Fund is subject to a number of risks, including investment, compliance, operational and valuation risks, among others. Day-to-day risk management functions are within the responsibilities of the Investment Manager and the other service providers retained to carry out the Fund's investment management and business affairs. The Board provides risk oversight through: receiving and reviewing on a regular basis reports on a variety of matters, including matters related to risk assessments determined by the Investment Manager and other service providers; receiving, reviewing and approving compliance policies and procedures; periodic meetings with the portfolio manager to review investment policies, strategies and risks; meetings with key personnel from the principal service providers to review, discuss and provide guidance and direction with respect to the activities and operations of the Fund; and meeting regularly with the Chief Compliance Officer of the Fund to discuss compliance findings and issues. The Audit Committee also receives periodic reports from the Fund's independent registered public accounting firm and from the Fund's Treasurer on internal control, disclosure controls and procedures and financial reporting matters.

	The Board also relies on the Investment Manager, with respect to day-to-day operations and activities of the Fund, to create and maintain processes and controls to minimize risk and the likelihood of adverse effects on the Fund's business and reputation.

Set forth below is the dollar range of securities of the Fund or the Corporation beneficially owned by the Director as of December 31, 2010:

                                                Aggregate Dollar Range of
                                         Securities in all Registered Investment
                  Dollar Range of Securities  Companies overseen by Director in
Name of Director          In the Fund1          Family of Investment Companies
-------------------------------------------------------------------------------
Disinterested Directors
-----------------------
Clayton W.H. Chow             none                   $1 - $10,000
Lynden M. Keala               none                   $1 - $10,000
Stuart S. Marlowe             none                   $1 - $10,000
Karen T. Nakamura             none                   over $100,000
Kim F. Scoggins               none                   $1 - $10,000

Interested Directors
--------------------
Terrence K.H. Lee             none                   over $100,000

1.  The Fund was not offered as of December 31, 2010.